UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington , D.C. 20549

                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING

Check One:  Form 10-K [X] Form 20-F Form 11-K [ ] Form 10-Q Form N-SAR

             For Period Ended:  September 30, 2002
                                ---------------------------------
                      Transition Report on Form 10-K
                      Transition Report on Form 20-F
                      Transition Report on Form 11-K
                      Transition Report on Form 10-Q
                      Transition Report on Form N-SAR
             For the Transition Period Ended:____________________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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PART 1 - REGISTRANT INFORMATION

Capitol Communities Corporation
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Full Name of Registrant


Former Name if Applicable

900 N. Federal Highway, Suite 410
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Address of Principal Executive Office (Street and Number)

Boca Raton, Florida 33432
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City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject annual report, semi-annual report, transition report on Form 10-K,

          Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the


[X] fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

         On July 17, 2002, Boca First Capital, LLLP ("Boca First"), a Florida limited liability limited partnership acquired control of Capitol Communities Corporation (the "Company"). Due to this change of control, the Company has relocated its principal place of business to Boca Raton, Florida, and accordingly has been in the process of consolidating its accounting departments from Arkansas and California to Florida. Because of this consolidation and given the Company's limited financial resources, the Company submits that it is an unreasonable burden and expense to file its Annual Report on form 10-KSB by December 29, 2002. The Company intends to file its Annual Report by no later than January 13, 2003.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

     Michael J. Todd                               (561)         417-7115
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         (Name)                                 (Area Code)   (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no,
identify report(s).                                [X] Yes     [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period of the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                   [X] Yes     [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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         The Company  anticipates  revenues of 8,504,740.00  for the fiscal year ended September 30, 2002, compared to revenues of $258,851.00 for the fiscal year ended September 30, 2001.

The increase in revenues for the fiscal year ended September 30, 2002 was primarily due to increase land sales from the Company's inventory of real property located in Maumelle, Arkansas.


                         Capitol Communities Corporation
         --------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date December 27, 2002            By /s/ Michael G. Todd
     -----------------            ----------------------------------------------
                                  Michael G. Todd, Chairman, President and Chief
                                  Executive Officer